
Mail Stop 3561

September 17, 2009

Mr. Michael Jordan Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

> **Re:** **Fresh Harvest Products, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 13, 2009**
> **File No. 0-51390**

Dear Mr. Friedman:

We have reviewed your filing filed September 14, 2009 and have the following comments. We think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed September 14, 2009

1. Please revise item (b) to state that your Board of Directors engaged, rather than appointed, Seal and Beers, CPAs as your new independent auditors. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

2. We note your disclosure that you have not received an updated letter from Moore stating whether the firm agrees or disagrees with the statements made in this amendment. Please file the letter as an exhibit within two business days of its receipt or 10 business days after filing any amendment. Otherwise disclose in an amended filing that you are unable to obtain an updated letter.

3. As previously requested, please provide a statement to us, in writing, acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to our comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant